SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     ------

                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)



                         The Pepsi Bottling Group, Inc.
                   -------------------------------------------
                                (Name of Issuer)


                     Common Stock, Par Value $.01 Per Share
             -------------------------------------------------------
                         (Title of Class of Securities)


                                   713409 10 0
                              ---------------------
                                 (CUSIP Number)


                                 March 30, 1999
      --------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

        Check the  appropriate  box to designate the rule pursuant to which this
Schedule is filed:

        /  /  Rule 13d-1(b)

        /  /  Rule 13d-1(c)

       / X /  Rule 13d-1(d)

----------------

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

                               (Page 1 of 7 Pages)

CUSIP No. 713409 10 0                  13 G                    Page 2 of 7 Pages

--------------------------------------------------------------------------------

1.        NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          PepsiCo, Inc., I.R.S. Identification No. 13-1584302
          ----------------------------------------------------------------------

2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                (a)       /    /

                                                                (b)       /    /
          ----------------------------------------------------------------------

3.        SEC USE ONLY

          ----------------------------------------------------------------------

4.        CITIZENSHIP OR PLACE OF ORGANIZATION

          North Carolina

--------------------------------------------------------------------------------

NUMBER OF              5.       SOLE VOTING POWER                   55,005,679*
SHARES                          ------------------------------------------------
BENEFICIALLY           6.       SHARED VOTING POWER                      0
OWNED BY EACH                   ------------------------------------------------
REPORTING              7.       SOLE DISPOSITIVE POWER              55,005,679*
PERSON WITH                     ------------------------------------------------
                       8.       SHARED DISPOSITIVE POWER                 0

--------------------------------------------------------------------------------

9.        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          55,005,679*
          ----------------------------------------------------------------------

10.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
          CERTAIN SHARES                                                   /  /
          ----------------------------------------------------------------------

11.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          35.5%*
          ----------------------------------------------------------------------

-------------------
*  See response to Item 4.

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CUSIP No. 713409 10 0                   13 G                   Page 3 of 7 Pages

--------------------------------------------------------------------------------

12.       TYPE OF REPORTING PERSON

              CO
          ----------------------------------------------------------------------

Item 1(a).     Name of Issuer:
               ---------------

               The Pepsi Bottling Group, Inc.

Item 1(b).     Address of Issuer's Principal Executive Offices:
               -----------------------------------------------

               One Pepsi Way, Somers, NY 10589.

Item 2(a).     Name of Person Filing:
               ---------------------

               PepsiCo, Inc. ("PepsiCo")

Item 2(b).     Address of Principal Business Office:
               ------------------------------------

               700 Anderson Hill Road, Purchase, NY  10577-1444

Item 2(c).     Citizenship:
               ----------

               North Carolina

Item 2(d).     Title of Class of Securities:
               ----------------------------

               Common Stock, Par Value $.01 Per Share

Item 2(e).     CUSIP Number:
               ------------

               713409 10 0

Item  3.       If This Statement Is Filed Pursuant to Rule 13d-1, or 13d-2(B)
               or (C), Check Whether the Person Filing Is a:
               -----------------------------------------------------------------

        (a) / / Broker or dealer  registered  under  Section 15 of the  Exchange
                Act.

        (b) / / Bank as defined in Section 3(a)(6) of the Exchange Act.



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CUSIP No. 713409 10 0                 13 G                     Page 4 of 7 Pages

--------------------------------------------------------------------------------

        (c)          / / Insurance company as defined in Section 3(a)(19) of the
                         Exchange Act.

        (d)         / /  Investment  company  registered  under Section 8 of the
                         Investment Company Act.

        (e)         / /  An   investment   adviser   in   accordance  with  Rule
                         13d-1(b)(1)(ii)(E);

        (f)         / /  An  employee   benefit   plan  or  endowment  fund  in
                         accordance with Rule 13d-1(b)(1)(ii)(F);

        (g)         / /  A  parent  holding   company  or  control  person  in
                         accordance with Rule 13d-1(b)(1)(ii)(G);

        (h)         / /  A savings association as defined in Section 3(b) of the
                         Federal Deposit Insurance Act;

        (i)         / /  A church plan that is excluded  from the  definition of an investment company under Section 3(c)(14) of the Investment Company Act;

        (j)         / /  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

     If this statement is filed pursuant to Rule 13d-1(c), check this box.  /  /


Item 4.        Ownership
               ---------
PepsiCo owns 54,917,329 shares of Common Stock, and 88,350 shares of Class B Common Stock of the Issuer. Each share of Class B Common Stock of the Issuer is convertible into one share of Common Stock (i) at PepsiCo's option, or (ii) automatically upon the transfer of such share of Class B Common Stock by PepsiCo to any person other than an affiliate or subsidiary of PepsiCo.

        (a)    Amount beneficially owned:

               55,005,679

        (b)    Percent of class:

               35.5% of the  total  shares of  Common  Stock
               43.5% of the total voting power, computed based on 250 votes per share of Class B Common Stock

CUSIP No. 713409 10 0                 13 G                     Page 5 of 7 Pages

--------------------------------------------------------------------------------


        (c)    Number of shares as to which such person has:
                  (i)    Sole power to vote or to direct the vote:                55,005,679

                  (ii)   Shared power to vote or to direct the vote:                   0

                  (iii)  Sole power to dispose or to direct the disposition of:   55,005,679

                  (iv)   Shared power to dispose or to direct the disposition of:      0

Item 5.        Ownership of Five Percent or Less of a Class.
               --------------------------------------------

               Not Applicable.

Item 6.        Ownership of More Than Five Percent on Behalf of Another Person.
               -----------------------------------------------------------------

               Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.
               -----------------------------------------------------------------

               Not Applicable.

Item 8.        Identification and Classification of Members of the Group.
               ---------------------------------------------------------

               Not Applicable.

Item 9.        Notice of Dissolution of Group.
               ------------------------------

               Not Applicable.

Item 10.       Certifications.
               ---------------

               Not Applicable.

CUSIP No. 713409 10 0                13 G                      Page 6 of 7 Pages

--------------------------------------------------------------------------------

                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                            April 8, 1999
                                            -------------------------
                                            (Date)


                                            PepsiCo, Inc.


                                                   LAWRENCE F. DICKIE
                                            By--------------------------------
                                           (Signature)

                                            Lawrence F. Dickie
                                            Vice President, Associate
                                            General Counsel and
                                            Assistant Secretary
                                            -----------------------------------
                                            (Name/Title)

CUSIP No. 713409 10 0                   13 G                   Page 7 of 7 Pages

--------------------------------------------------------------------------------


                                  EXHIBIT INDEX


Exhibit
---------

 (24) Power of Attorney which is incorporated herein by reference from PepsiCo's Form 10-K Annual Report for the Fiscal Year Ended December 26, 1998